Exhibit 12.1

ZST Digital Networks, Inc.

Computation for Ratio of Earnings to Fixed Charges

(In thousands, except for ratios)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2010		2009		2008		2007		2006		2005
Income before provision for income taxes	$19,083		$14,264		$8,242		$4,382		$952		$278
Plus fixed charges:
Interest expense and imputed interest	-		187		410		266		32		7
Estimate of the interest within rental expense	-		-		-		-		-		-

Total fixed charges	-		187		410		266		32		7

Fixed charges	-		187		410		266		32		7

Earnings as defined	$19,083		$14,451		$8,652		$4,382		$952		$278

Ratio of earnings to fixed charges	N/A	x	77.3	x	21.1	x	17.5	x	30.8	x	40.7	x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges.  Fixed charges consist of interest expense, an estimate of the interest within rental expense. During the periods presented above, we had no preference securities entitled to dividends.